The transactions pursuant to the joint share transfer described in this press release involve securities of a Japanese company. The joint share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Riken and NPR assume no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

May 23, 2023

Company:	Riken Corporation
Representative:	President, CEO & COO
Yasunori Maekawa
(Code: 6462, TSE Prime Market)
Contact:	General Manager, Corporate Planning Div.,
Corporate Management Head Office
Tenya Mitsuboshi
(TEL: +81-3-3230-3911)

Company:	Nippon Piston Ring Co., Ltd.
Representative:	President and Representative Director
Teruo Takahashi
(Code: 6461, TSE Prime Market)
Contact:	Executive Officer, General Manager
Corporate Planning Department
Eiichi Chiyo
(TEL: +81-48-856-5014)

Conclusion of Final Agreement Concerning the Consolidation by Riken Corporation and Nippon Piston Ring Co., Ltd. through Establishment of a Joint Holding Company by Means of Share Transfer

Riken Corporation (hereinafter “Riken”) and Nippon Piston Ring Co., Ltd. (hereinafter “NPR”) hereby announce that, based on a Memorandum of Understanding concerning a business merger signed by the two companies on July 27, 2022 (hereinafter the “Memorandum of Understanding”), and subject to approval at shareholders’ meetings of both companies and the approval of relevant authorities, etc., the two companies have resolved in meetings of their respective Board of Directors convened today to enact a joint share transfer (hereinafter the “Share Transfer”) to establish (hereinafter the “Consolidation”) NPR-RIKEN CORPORATION (hereinafter the “Joint Holding Company”), which will become a wholly owning parent company of both companies effective October 2, 2023 (hereinafter the “Effective Date”). Moreover, the two companies have today signed a consolidation agreement (hereinafter the “Consolidation Agreement”) grounded in a spirit of equality and have jointly prepared a share transfer plan (hereinafter the “Share Transfer Plan”) to effect the share transfer, with details as follows.

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1.	Background to and purpose of the Consolidation
(1)	Background to the Consolidation

Riken was established in 1927 in order to commercialize the research of RIKEN (the Institute of Physical and Chemical Research), and has contributed to the development of the global automotive industry for over 90 years through its continued study of surface treatment, processing, and materials technologies for piston rings (the company’s primary focus) and other parts.

Since its establishment in 1934, NPR has contributed to the development of motorization worldwide through the provision of high-performance, high-quality piston rings, valve seat inserts, camshafts, and other parts primarily for use in internal combustion engines, manufactured using its own original techniques and technologies.

The automotive industry is undergoing a remarkable transformation that is said to occur only once every 100 years, and the market for engine parts is becoming clearly more challenging. However, although environmental issues are attracting attention around the world, for the time being, the internal combustion engine will remain the primary form of power train and both companies believe that it is their mission to develop eco-friendly engine parts. At the same time, the companies believe it is necessary to think outside of the realm of internal combustion-related parts and increase investment in SDGs, ESG, decarbonization, and other new areas in line with global trends.

As the first step in development for the future, the two companies realize the need to utilize the brands they have nurtured over the years and to harness their integrated governance to promote management resource allocation and cultivate future core businesses. This will make it possible to achieve major synergy as the companies accelerate their efforts to achieve decarbonization, and thereby allow them to evolve into a completely new business entity capable of achieving sustainable growth and increasing corporate value.

As noted in the press release “Conclusion of a Memorandum of Understanding concerning Consolidation through the establishment of a joint holding company (stock transfer) between Riken and NPR” dated July 27, 2022, the two companies have already discussed and examined the establishment of a Joint Holding Company by means of a joint share transfer based on the Memorandum of Understanding and the execution of a Consolidation. Today, adhering to that spirit of equality, the two companies have reached a final agreement and concluded a Consolidation Agreement under the conviction that the Consolidation is the optimal choice for the shareholders, employees, and all stakeholders of both companies.

As noted in the press release “Notice Regarding the Schedule for the Consolidation of Riken and NPR Co., Ltd.,” dated November 28, 2022, due to the time and other factors required for the review of the business combination by the Fair Trade Commission as a prerequisite for the Consolidation, the date of the Consolidation had been unscheduled. However, the companies submitted a notification to the Fair Trade Commission dated April 19, 2023 in accordance with the provisions of Article 15-3, paragraph 2 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, and, as noted in the press release “Notice Regarding Result of the Fair Trade Commission Review of Consolidation by Riken and NPR,” dated May 8, 2023, they have received a notice dated May 2, 2023 to the effect that the Fair Trade Commission will not issue a cease and desist order.

(2)	Purpose of the Consolidation and expected synergistic effects

The Consolidation will allow the two companies to integrate and make effective use of both companies’ management resources to achieve desired synergistic effects as detailed below. By doing so, the companies seek to strengthen the profitability of their existing businesses centered on automobile engine parts, while also accelerating their efforts toward the creation of next-generation core products and new products in non-automotive engine component fields including marine vessels, hydrogen, new energy projects, thermal engineering, electromagnetic compatibility projects, metal powder injection molded parts, medical equipment, axial gap motors (disk-shaped, thin, high-torque motors), and other fields. The two companies aim to evolve into a new company that will lead the world in globally developing distinctive functional parts and key components through the companies’ proprietary technologies, further enhancing each company’s corporate value.

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(i)	Reinforcement of existing businesses through the reallocation of management resources, and early development of products that will form the core of future business

In recent years, companies in the automobile industry have been compelled to improve their technical capabilities and reform their organizations in response to CASE, MaaS, and other new fields of development. Riken and NPR, too, in collaboration with research bodies and other external organizations, face the need to secure resources to create proprietary innovation and to nurture talent that will serve as sources of differentiation. Through the Consolidation, the companies aim to achieve the following:

Strengthening of cash flow creation capabilities in existing businesses

Both companies will work to enhance their business efficiency and development capabilities by means including adjustment of capital investment priorities, optimization of production over a wide range, and improved centralization and effectiveness of development themes. Through such efforts, the companies will achieve improved profitability and strengthened cash flow creation capabilities while meeting customers’ expectations for the supply of high-quality, low-cost products.

Future core businesses and the creation of new products

Increasing business efficiency in the above-mentioned areas will enable integration of resources that had been dedicated to the development of products for internal combustion engines and allow for a bold shift toward future core businesses and the creation of new products. The companies will accelerate effective investment in effective new product development, promote reciprocal integration of technologies and corporate bases, and accelerate the development of new products that offer high added value and cost competitiveness.

(ii)	Strengthening of capabilities to respond to an increasingly decarbonizing society

Amid the global movement toward the decarbonization of society, both companies face a need to respond to global environmental issues. By bringing together and expanding their product and production technologies, the two companies will advance their technologies in the environmental field and accelerate the decarbonization of products. At the same time, they will aggressively work to reduce carbon dioxide emissions throughout the supply chain and actively contribute to the creation of a sustainable society.

(iii)	Reduction of costs through shared use of infrastructure and other resources

By enhancing productivity throughout the supply chain (from purchasing and production to sales), reducing external outflow costs through standardization of internal manufacturing in both companies, reducing procurement costs through joint purchasing, and eliminating duplication of systems and indirect operations to raise efficiency, the companies aim to enhance operational efficiency and cut costs to secure competitive advantages.

(iv)	Reduction of manufacturing costs by enhancing production efficiency through shared product integration, and timely and appropriate fulfillment of supply responsibilities

Harnessing their technologies and infrastructures, the two companies will engage in unconventional shared utilization of factories and optimization of production hubs, with the goal of significant productivity improvements, enhanced capability for offering high-quality products, and reduction of fixed costs. Through the establishment of a sustainable production system, the companies will also fulfill their responsibilities to supply products to customers in a timely and appropriate manner.

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(v)	Upgrading of interpersonal abilities through exchanges of personnel and technologies

Through active exchanges of the knowledge and skills of their respective executives and employees, the two companies will harness the strengths of both to provide opportunities for new ideas to be born in varied areas and job positions. Through this, the companies will strive to build workplace environments that will raise employee engagement to new heights.

2.	Abstract of the Consolidation
(1)	Schedule for the Consolidation
Date of record of Ordinary General Meeting of Shareholders (both companies)	March 31, 2023
Board of Directors meetings to approve the Consolidation Agreement and the Share Transfer Plan (both companies)	May 23, 2023 (today)
Conclusion of the Consolidation Agreement and preparation of the Share Transfer Plan (both companies)	May 23, 2023 (today)
Ordinary General Meetings of Shareholders to approve the Share Transfer Plan (both companies)	June 23, 2023 (scheduled)
Date of delisting from the Tokyo Stock Exchange (both companies)	September 28, 2023 (scheduled)
Effective Date of the Share Transfer (registration date for establishment of the Joint Holding Company)	October 2, 2023 (scheduled)
Date of listing of shares of the Joint Holding Company	October 2, 2023 (scheduled)
Note:	The above represents current plans and is subject to change through discussion and agreement by the two companies if necessary for reasons pertaining to the progress of procedures for the Consolidation or for other reasons.
(2)	Method of the Consolidation

Riken and NPR will conduct a joint share transfer that will leave the two companies as wholly owned subsidiaries following share transfer and will leave the new established Joint Holding Company as the wholly owning parent company following share transfer.

(3)	Allotments related to the Share Transfer (share transfer ratio)
	Riken	NPR
Share transfer ratio	2	1.02

Note 1: Details of share allotments related to the Share Transfer

For each share of common stock of Riken, 2 shares of common stock of the Joint Holding Company will be allotted and granted, and for each share of common stock of NPR, 1.02 shares of common stock of the Joint Holding Company will be allotted and granted. However, in the event of material change in the conditions underlying the calculation of the above share transfer ratio, the ratio may be changed through consultation between the two companies.

The number of shares that constitute one unit of shares of the Joint Holding Company is scheduled to be 100 shares.

If, as a result of the Share Transfer, the number of shares of common stock of the Joint Holding Company that must be granted to a shareholder of Riken or NPR includes a fraction of less than one share, a monetary amount corresponding to the fraction of less than one share will be paid to the shareholder, in accordance with Article 234 of the Companies Act and related laws and regulations.

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Note 2: Number of new shares to be granted by the Joint Holding Company through the Share Transfer (scheduled): Common stock: 28,031,005 shares

The above number is based on the total number of outstanding shares (10,688,866 shares) of Riken as of March 31, 2023 and on the total number of outstanding shares (8,374,157 shares) of NPR as of March 31, 2023. However, as Riken and NPR intend, by resolutions of meetings of their respective Boards of Directors convened by the day before the Effective Date of the Share Transfer, to cancel all treasury stock held by each company (including treasury shares acquired by the companies on the occasion of the Share Transfer through share purchase requests made pursuant to the provisions of Article 806, paragraph 1 of the Companies Act) immediately prior to the Effective Date (hereinafter the “Base Time”), 646,482 shares of common stock that are treasury shares held by Riken as of March 31, 2023 and 583,728 shares of common stock that are treasury shares held by NPR as of March 31, 2023 are excluded from the scope of the granting of new shares in the above calculation. The number of treasury shares that will be retired by the Base Time is currently undetermined, and the number of new shares to be granted by the Joint Holding Company is subject to change in the future.

Note 3: Handling of odd-lot shares, etc.

Shares of the Joint Holding Company that will be allotted to shareholders of Riken and NPR as a result of the Share Transfer are scheduled to be listed on the Tokyo Stock Exchange via application. If said application is approved, trading of shares of the Joint Holding Company on the Tokyo Stock Exchange will be possible. Accordingly, the companies intend for shares of the Joint Holding Company to offer continued liquidity to shareholders of Riken or NPR who hold 50 or more shares of stock of Riken or 99 or more shares of stock of NPR and who receive allotment of 100 or more shares, i.e., one unit of shares, of the Joint Holding Company through the Share Transfer.

While shareholders of Riken and NPR who receive an allotment of less than 100 shares of stock of the Joint Holding Company will not be able to sell said allotted shares on the Tokyo Stock Exchange or on other financial instruments exchanges, it will be possible to request the purchase of such odd-lot shares to the Joint Holding Company. Pursuant to provisions scheduled to be stipulated in the Articles of Incorporation of the Joint Holding Company, the ability to purchase additional shares from the Joint Holding Company that, in combination with the number of odd-lot shares held, constitute one unit of shares is also planned.

(4)	Handling of subscription rights to shares and of bonds with subscription rights to shares associated with the Share Transfer

In the Share Transfer, subscription rights to shares of the Joint Holding Company will be allotted and granted to holders of, and in place of, subscription rights to shares issued by Riken and NPR as of the Base Time, based on details of said subscription rights to shares and on the share transfer ratio.

Neither Riken nor NPR has issued bonds with subscription rights to shares.

(5)	Dividends of surplus

Under the Consolidation Agreement, the two companies have agreed on the payment dividends of surplus as follows: Riken may pay dividends of surplus in the amount of (1) 60 yen per share to shareholders or registered share pledgees of common shares of Riken listed or recorded in the final shareholder registry on March 31, 2023 or (2) up to 60 yen per share to shareholders or registered share pledgees of common shares of Riken listed or recorded in the final shareholder registry on September 30, 2023; and NPR may pay dividends of surplus in the amount of (1) 50 yen per share to shareholders or registered share pledgees of common shares of NPR listed or recorded in the final shareholder registry on March 31, 2023 or (2) up to 35 yen per share to shareholders or registered share pledgees of common shares of NPR listed or recorded in the final shareholder registry on September 30, 2023.

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3.	Grounds, etc. for details of allotments related to the Share Transfer
(1)	Grounds and reasons for details of the allotments

In order to ensure the fairness and validity of the share transfer ratio calculated as described in “(3) Allotments related to the Share Transfer (share transfer ratio)” in “2. Abstract of the Consolidation” above (hereinafter the “Share Transfer Ratio”), Riken has selected IR Japan, Inc. (hereinafter “IR Japan”) and NPR has selected Nomura Securities Co., Ltd. (hereinafter “Nomura Securities”) to serve as financial advisors and third-party valuation bodies independent from either company.

Based on advice and on calculations of share transfer ratio submitted by the third-party valuation body IR Japan noted in “(i) Acquisition of calculation reports from independent third-party valuation bodies” in “4) Measures to ensure fairness” below, based on legal advice from City-Yuwa Partners noted in “ii) Advice from an independent law firm” in “4) Measures to ensure fairness” below, and based on the findings of due diligence concerning NPR conducted by Riken and its advisors, and as a result of careful discussion and consideration taking into account the financial conditions, performance trends, stock price movements, etc. of both companies, Riken has arrived at the conclusion that the Share Transfer Ratio noted in “(3) Allotments related to the Share Transfer (share transfer ratio)” in “2. Abstract of the Consolidation” above is valid and is in the interest of Riken shareholders.

Based on advice and on calculations of share transfer ratio submitted by the third-party valuation body Nomura Securities noted in “(i) Acquisition of calculation reports from independent third-party valuation bodies” in “(4) Measures to ensure fairness” below, based on legal advice from Marunouchi Sogo Law Office noted in “(ii) Advice from an independent law firm” in “(4) Measures to ensure fairness” below, and based on the findings of due diligence concerning Riken conducted by NPR and its advisors, and as a result of careful discussion and consideration taking into account the financial conditions, performance trends, stock price movements, etc. of both companies, NPR has arrived at the conclusion that the Share Transfer Ratio noted in “(3) Allotments related to the Share Transfer (share transfer ratio)” in “2. Abstract of the Consolidation” above is valid and is in the interest of NPR shareholders.

In this way, with reference to calculations and analyses by these third-party valuation bodies and the advice of legal advisors, and based on the findings of due diligence conducted by each of the companies on the other party, and furthermore as a result of repeated negotiations and discussions between the two companies comprehensively taking into account factors including financial status, share price movements, and the future outlook for both companies, the conclusion was ultimately reached that the Share Transfer Ratio described in “(3) Allotments related to the Share Transfer (share transfer ratio)” in “2. Abstract of the Consolidation” above is valid and is in the interests of the shareholders of both companies. Having resolved to conclude the Consolidation Agreement at meetings of the Boards of Directors of both companies convened today, the companies entered into the Consolidation Agreement and jointly created the Share Transfer Plan.

(2)	Matters related to calculation
(i)	Names of valuation bodies, and their relationships with listed companies and with the two companies

Neither IR Japan nor Nomura Securities is a related party of Riken or NPR, nor does either have any material interest of note with regard to the Share Transfer.

(ii)	Overview of calculations

IR Japan calculated the Share Transfer Ratio in accordance with the market share price averaging method, given that shares of both Riken and NPR are listed on the Tokyo Stock Exchange Prime Market and a market share price exists for each. IR Japan also performed calculations using the comparable multiple valuation method due to the facts that multiple listed companies exist that are comparable to Riken and NPR and that analogizing stock prices through comparable company valuation is possible, and further performed calculations using the discounted cash flow method (hereinafter “DCF method”) in order to reflect the state of future business activities in the evaluation.

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The results of calculations using the methods are as follows. The calculated range for share transfer ratio below notes the calculated range for shares of the Joint Holding Company to be allocated per share of common stock of NPR when two shares of common stock of the Joint Holding Company is allotted per share of common stock of Riken.

Method used	Calculated range for share transfer ratio
Market share price averaging method	0.97~1.09
Comparable multiple valuation method	0.95~1.26
DCF method	0.65~1.42

With regard to the market share price averaging method, setting July 26, 2022, the business day prior to July 27, 2022 (the date on which conclusion of the Memorandum of Understanding was announced), as calculation reference date (i), calculation was performed of the closing stock price on calculation reference date (i), the average closing stock price for the one-month period from June 27, 2022 to calculation reference date (i), the average closing stock price for the three-month period from April 27, 2022 to calculation reference date (i), as well as the average closing stock price for the six-month period from January 27, 2022 to calculation reference date (i); and, setting May 22, 2023 as calculation reference date (ii), calculation was performed of the closing price on calculation reference date (ii), the average closing stock price for the one-month period from April 24, 2023 to calculation reference date (ii), the average closing stock price for the three-month period from February 24, 2023 to calculation reference date (ii), as well as the average closing stock price for the six-month period from November 24, 2022 to calculation reference date (ii).

In calculating the above share transfer ratio, IR Japan used information provided by both companies, publicly available information, etc., doing so under the assumption that all of the materials, information, etc. are accurate and complete and without conducting independent verification of the accuracy or completeness of these. With regard to the assets and liabilities of the two companies and their affiliates (including financial derivatives, off-the-book assets and liabilities, and other contingent liabilities), independent valuation, appraisal, or assessment was not performed, including analysis and valuation of individual assets and liabilities, and appraisal and assessment by a third party was not requested. IR Japan’s calculation of the share transfer ratio incorporates information and economic conditions up to the date of May 22, 2023. Financial projections and other forward-looking information concerning Riken was rationally prepared on the basis of best-effort and good-faith forecasts and judgments currently available to the management of Riken. Financial projections and other forward-looking information concerning NPR was rationally examined and confirmed on the basis of best-effort and good-faith forecasts and judgments currently available to the management of NPR. IR Japan’s calculation of the Share Transfer Ratio assumes that the financial status of Riken and of NPR will change in line with these forecasts.

The business plans of Riken and NPR, used by IR Japan as premises for calculation under the DCF method, do not incorporate synergies resulting from the Consolidation. The business plans of Riken and NPR for the period from the fiscal year ending March 31, 2024 to the fiscal year ending March 31, 2026, used by IR Japan as premises for calculation under the DCF method, include fiscal years in which significant fluctuations in profit are anticipated. Specifically, Riken is expected to achieve a significant increase in profit for the fiscal year ending March 31, 2025, mainly attributable to passing through of increases in procurement costs, such as raw material costs, energy prices, and outsourcing costs, to sales prices, and corporate efforts such as rationalization activities. Moreover, NPR is expected to achieve a significant increase in profit for the fiscal year ending March 31, 2024, with a contribution to earnings form the passing through of procurement costs to sales prices and corporate efforts.

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Nomura Securities calculated the Share Transfer Ratio in accordance with the market share price averaging method, given that shares of both NPR and Riken are listed on the Tokyo Stock Exchange Prime Market and a market share price exists for each. Nomura Securities also conducted calculations using the comparable multiple valuation method due to the facts that multiple listed companies exist that are comparable to NPR and Riken and that analogizing stock prices through comparable company valuation is possible, and further performed calculations using the DCF method in order to reflect the state of future business activities in the evaluation.

The results of calculations using the methods are as follows. The calculated range for share transfer ratio below notes the calculated range for shares of the Joint Holding Company to be allocated per share of common stock of NPR when two shares of common stock of the Joint Holding Company is allotted per share of common stock of Riken.

Method used	Calculated range for share transfer ratio
Market share price averaging method	0.97~1.09
Comparable multiple valuation method	0.94~1.44
DCF method	0.92~1.30

With regard to the market share price averaging method, setting July 26, 2022, the business day prior to July 27, 2022 (the date on which conclusion of the Memorandum of Understanding was announced), as calculation reference date (i), calculation was performed of the closing stock price on calculation reference date (i), the average closing stock price for the five-day period from July 20, 2022 to calculation reference date (i), the average closing stock price for the one-month period from June 27, 2022 to calculation reference date (i), the average closing stock price for the three-month period from April 27, 2022 to calculation reference date (i), as well as the average closing stock price for the six-month period from January 27, 2022 to calculation reference date (i); and, setting May 22, 2023 as calculation reference date (ii), calculation was performed of the closing price on calculation reference date (ii), the average closing stock price for the five-day period from May 16, 2023 to calculation reference date (ii), the average closing stock price for the one-month period from April 24, 2023 to calculation reference date (ii), the average closing stock price for the three-month period from February 24, 2023 to calculation reference date (ii), as well as the average closing stock price for the six-month period from November 24, 2022 to calculation reference date (ii).

In calculating the above share transfer ratio, Nomura Securities used information provided by both companies, publicly available information, etc., doing so under the assumption that all of the materials, information, etc. are accurate and complete and without conducting independent verification of the accuracy or completeness of these. With regard to the assets and liabilities of the two companies and their affiliates (including financial derivatives, off-the-book assets and liabilities, and other contingent liabilities), independent valuation, appraisal, or assessment was not performed, including analysis and valuation of individual assets and liabilities, and appraisal and assessment by a third party was not requested. Nomura Securities’ calculation of the share transfer ratio incorporates information and economic conditions up to the date of May 22, 2023. Financial projections and other forward-looking information concerning NPR was rationally prepared on the basis of best-effort and good-faith forecasts and judgments currently available to the management of NPR. Financial projections and other forward-looking information concerning Riken were rationally examined and confirmed on the basis of best-effort and good-faith forecasts and judgments currently available to the management of Riken. Nomura Securities’ calculation of the Share Transfer Ratio assumes that the financial status of NPR and of Riken will change in line with these forecasts.

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The business plans of NPR and Riken, used by Nomura Securities as premises for calculation under the DCF method, do not incorporate synergies resulting from the Consolidation. The business plan of NPR from the fiscal year ending March 31, 2024 to the fiscal year ending March 31, 2026, used by Nomura Securities as premises for calculation under the DCF method, includes a business year in which a significant increase in profit is anticipated. Specifically, in the fiscal year ending March 2024, a significant year-on-year increase in profit is expected as the company’s efforts to pass though procurement costs to sales prices contribute to earnings. Furthermore, the business plan of Riken from the fiscal year ending March 31, 2024 to the fiscal year ending March 31, 2026, used by Nomura Securities as premises for calculation under the DCF method, includes a business year in which a significant increase in profit is anticipated. Specifically, in the fiscal year ending March 31, 2025, Riken is projected to achieve a significant increase in profit from the previous fiscal year, mainly attributable to the passing through of increases in procurement costs, such as raw materials costs, energy prices, and outsourcing costs, to sales prices and corporate efforts such as rationalization activities.

(3)	Matters concerning application for listing of the Joint Holding Company

Riken and NPR plan to apply for a new listing (technical listing) on the Tokyo Stock Exchange Prime Market for shares of the established Joint Holding Company. The date of listing is scheduled for October 2, 2023, the registration date for establishment of the Joint Holding Company.

Through the Share Transfer, Riken and NPR will become wholly owned subsidiaries of the Joint Holding Company, and, in accordance with the listing of the Joint Holding Company, are scheduled to be delisted effective September 28, 2023. If listing of the Joint Holding Company is approved, the shareholders of Riken and NPR will be able to trade shares of the Joint Holding Company granted through the Share Transfer on the Tokyo Stock Exchange.

Common stock of NPR is currently listed on the Tokyo Stock Exchange Prime Market. As the stock does not meet the criterion for market capitalization of tradable stock included among the criteria for maintaining listing in said market, on November 29, 2021 the company submitted a Plan for Meeting the Criteria for Maintenance of Listing in the New Market Segment (hereinafter the “Plan”) and has been subjected to the application of interim measures. It is assumed at present that the market capitalization of tradable stock of the Joint Holding Company scheduled to be listed will satisfy the above criteria. While the Plan is on hold pending the condition that the above technical listing application is approved by the Tokyo Stock Exchange, the company will continue striving to enhance its corporate value in accordance with the aims of the plan.

(4)	Measures to ensure fairness

To ensure the fairness of the Share Transfer Ratio and of the Share Transfer, Riken and NPR have implemented the following measures.

(i)	Acquisition of calculation reports from independent third-party valuation bodies

On behalf of the shareholders of Riken, Riken has obtained a calculation report on the share transfer ratio, dated May 23, 2023, from IR Japan, a third-party valuation body independent from Riken and NPR. See “(2) Matters related to calculation” in “3. Grounds, etc. for details of allotments related to the Share Transfer” for an overview of the calculation report.

Conversely, on behalf of the shareholders of NPR, NPR has obtained a calculation report on the share transfer ratio, dated May 23, 2023, from Nomura Securities, a third-party valuation body independent from NPR and Riken. See “(2) Matters related to calculation” in “3. Grounds, etc. for details of allotments related to the Share Transfer” for an overview of the calculation report.

(ii)	Advice from an independent law firm

Riken has received advice from a legal perspective from City-Yuwa Partners as its legal advisor for the Share Transfer, concerning procedures for the Share Transfer and methods and processes for decision-making by the Board of Directors.

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Conversely, NPR has received advice from a legal perspective from Marunouchi Sogo Law Office as its legal advisor for the Share Transfer, concerning procedures for the Share Transfer and methods and processes for decision-making by the Board of Directors.

Both City-Yuwa Partners and Marunouchi Sogo Law Office are independent from both Riken and NPR and have no material interests of note with the two companies.

(5)	Measures to avoid conflicts of interest

As no particular conflicts of interest will arise between Riken and NPR in connection with the Share Transfer, no special measures have been taken.

4.	Overview of the companies concerned in the Share Transfer (as of March 31, 2023)
(1)	Name	Riken	NPR
(2)	Location	8-1 Sanbancho, Chiyoda-ku, Tokyo	5-12-10 Honmachi Higashi, Chuo-ku, Saitama, Saitama Prefecture
(3)	Title and name of representative	President (CEO and COO) Yasunori Maekawa	President and Representative Director Teruo Takahashi
(4)	Description of business	Manufacture and sale of automotive parts and other industrial parts; etc.	Manufacture and sale of automotive-related products; manufacture and sale of marine-related and other products; etc.
(5)	Capital	8,627 million yen	9,839 million yen
(6)	Date of establishment	December 1, 1949	December 20, 1934
(7)	Number of outstanding shares	10,688,866 shares	8,374,157 shares
(8)	Fiscal year end	March 31	March 31
(9)	Number of employees (Consolidated)	1,206 (4,153)	586 (3,036)
(10)	Major business partners	Honda Motor Co., Ltd.	Toyota Motor Corporation
(11)	Main banks	Mizuho Bank, Ltd. MUFG Bank, Ltd. Daishi Hokuetsu Bank, Ltd. The Musashino Bank, Ltd. Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Trust Bank, Limited	SBI Shinsei Bank, Limited MUFG Bank, Ltd. Sumitomo Mitsui Banking Corporation Saitama Resona Bank, Limited The Development Bank of Japan

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(12)	Major shareholders and shareholding ratios

The Master Trust Bank of Japan, Ltd. (trust account) 9.78%

Mizuho Bank, Ltd. 4.84%

Nippon Life Insurance Company 4.27%

Daishi Hokuetsu Bank, Ltd. 3.19%

Custody Bank of Japan, Ltd. (trust account) 2.75%

Sumitomo Mitsui Trust Bank, Limited 2.61%

MUFG Bank, Ltd. 2.54%

Riken Kashiwazaki Stock Ownership Association 2.40%

Sompo Japan Insurance Inc. 1.89%

Proterial, Ltd. 1.76%

The Master Trust Bank of Japan, Ltd. (trust account) 7.45%

Nippon Piston Ring Employee Shareholding Association 3.53%

Tokio Marine & Nichido Fire Insurance Co., Ltd. 3.33%

Custody Bank of Japan, Ltd. (trust account) 3.28%

Asahi Mutual Life Insurance Company 3.23%

The Nomura Trust and Banking Co., Ltd. (NIPPON PISTON RING Employee Stock Purchase Plan Trust Account) 2.82%

NIPPON PISTON RING Business Partners Shareholders’ Association 2.35%

SBI Shinsei Bank, Limited 2.06%

Mitsubishi UFJ Trust and Banking Corporation 1.85%

INTERACTIVE BROKERS LLC (standing proxy, Interactive Brokers Securities Japan Inc.)

1.56%

(13)	Relationships between companies concerned
Capital relationship	No relevant matters apply.
Personnel relationships	No relevant matters apply.
Business relationships	Product sales from Riken to NPR and product sales from NPR to Riken exist. For each of these, sales are carried out at the request of the final sales destination for the purpose of trouble-free delivery to the final sales destination.
Applicability to related parties	No relevant matters apply.
(14)	Business performance and financial condition for the most recent three years (unit: million yen unless specified otherwise)
Fiscal term	Riken			NPR
	Fiscal year ended March 31, 2021	Fiscal year ended March 31, 2022	Fiscal year ended March 31, 2023	Fiscal year ended March 31, 2021	Fiscal year ended March 31, 2022	Fiscal year ended March 31, 2023
Consolidated net assets	80,142	87,082	94,983	30,267	35,099	38,117
Consolidated total assets	110,544	115,707	123,728	61,809	67,349	68,843
Consolidated net assets per share (yen)	7,507.92	8,109.98	8,810.30	3,740.29	4,299.86	4,632.77
Consolidated net sales	69,720	78,372	86,382	45,276	50,783	58,524
Consolidated operating profit	2,728	5,122	4,676	(165)	2,627	2,385
Consolidated ordinary profit	4,323	6,529	7,374	355	3,058	2,755
Profit for the fiscal year attributable to owners of parent	1,880	4,329	4,318	(813)	1,928	1,808
Consolidated earnings per share (yen)	189.05	433.47	431.60	(102.56)	250.40	232.90
Dividend per share (yen)	90.00	120.00	120.00	20.00	70.00	70.00

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5.	Overview of the company (Joint Holding Company) to be established through the Share Transfer
(1)	Trade name	Riken NPR kabushiki-gaisha (English name: NPR-RIKEN CORPORATION)
(2)	Description of business	Manufacture and sale of automotive-related products; manufacture and sale of shipping-related and other products; etc.
(3)	Location of main office	Location of main office: 8-1 Sanbancho, Chiyoda-ku, Tokyo
(4)	Locations of main office functions

Tokyo Main Office 8-1 Sanbancho, Chiyoda-ku, Tokyo

Saitama Main Office 5-12-10 Honmachi Higashi, Chuo-ku, Saitama, Saitama Prefecture

Note: The space of the two main offices will be used effectively to conduct efficient business operations.

(5)	Organizational structure	Company with an Audit and Supervisory Committee
(6)	Schedule for	Chairman and Representative Director, CEO	Yasunori Maekawa
	assumption of	President and Representative Director, COO	Teruo Takahashi
	office by	Director	Kaoru Itoh
	representative	Director	Yuji Sakamoto
	and officers	Director	Hidehiro Sakaba
		Director	Masaaki Fujita
		Outside Director	Eiji Hirano
		Outside Director	Masako Kurosawa
		Director (Audit and Supervisory Committee Member)	Kouei Watanabe
		Director (Audit and Supervisory Committee Member)	Hiroto Koeba
		Outside Director (Audit and Supervisory Committee Member)	Osamu Honda
		Outside Director (Audit and Supervisory Committee Member)	Hiroki Kimura
		Outside Director (Audit and Supervisory Committee Member)	Tatsuya Sakuma
(7)	Capital	5,000 million yen
(8)	Fiscal year end	March 31
(9)	Net assets (consolidated)	Not finalized at present.
(10)	Total assets (consolidated)	Not finalized at present.

6.	Overview of accounting treatment associated with the Share Transfer

As accounting treatment associated with the Share Transfer falls under acquisitions according to accounting standards for business combinations, it is expected that the purchase method will be applied. In accordance with the application of the purchase method, it is expected that goodwill (or negative goodwill) will appear in the consolidated financial statements of the Joint Holding Company, but the amount has not been determined at this time.

7.	Future outlook

Business policies, plans, performance forecasts, etc. of the Joint Holding Company to be established through the Share Transfer will be examined by the two companies and will be announced once determined.

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